Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Thomson Reuters Corporation of our report dated March 10, 2022, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-239390), Form S-8 (Nos. 333-218186, 333-188914, 333-12284, 333-126782, 333-135721, 333-152029, 333-162035) and Form F-3 (No. 333-150560) of Thomson Reuters Corporation and the Registration Statement on Form F-3 (No. 333-239392) of TR Finance LLC of our report referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Report included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

New York, New York

March 10, 2022